

July 29, 2016

Mail Stop 4720

<u>Via E-mail</u>
George R. Aylward
Chief Executive Officer
Virtus Investment Partners, Inc.
100 Pearl Street
Hartford, CT 06103

   Re: Virtus Investment Partners, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2015
     Filed February 24, 2016
     Form 8-K
     Filed July 29, 2016
     File No. 001-10994

Dear Mr. Aylward:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 1. Business, page 1

Our Investment Products, page 3

1. We note that you provide a list of your open-end funds as of December 31, 2015 on page 4, including the related Assets, Advisory Fee percentage and 3-Year Average Return percentage. In an effort to provide more fulsome disclosure and increase transparency of fund information, please expand your disclosure to provide additional quantitative and/or qualitative information, including maturity date, geographic market, industry and performance relative to a benchmark index.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 27

Other Income (Expense), net, page 31

2.   We note that Other income (expense), net decreased $23.8 million or 837% from the prior year primarily due to realized and unrealized losses on the investments of your consolidated sponsored investment products and consolidated investment product. Given the significance of these losses to current year net income, please enhance your discussion to separately quantify the realized and unrealized portions of losses on these investments and expand your discussion of the drivers of the increase in losses, including the nature and investment focus of the underlying investments. Refer to S-K Item 303(A)(3).

Item 8. Financial Statements and Supplementary Data, page 40

Note 2. Summary of Significant Accounting Policies, page F-9

Investments, page F-10

3.   In your market risk disclosure on page 40, we note that the fair value of marketable securities was $295.7 million as of December 31, 2015. However, on page F-17, the fair value of total marketable securities was $41.5 million as of December 31, 2015. Please help us to reconcile these amounts and enhance your definition of marketable securities on page F-10 to clarify whether they include investments of the consolidated sponsored investment products and consolidated investment product, including whether they are accounted for as trading or available-for-sale securities.

Form 8-K Filed July 29, 2016

Exhibit 99.1

4.   We note your reconciliation, which is prepared on a full consolidated income statement basis, of U.S. GAAP Basis to Non-GAAP Basis for the three months ended June 30, 2016 and 2015, the three months ended March 31, 2016, and for the six months ended June 30, 2016 and 2015 on pages 9, 10, 11, 12 and 13 of your earnings release, respectively. Please revise future earnings releases to no longer present a full non-GAAP income statement when reconciling your non-GAAP financial metrics to your GAAP results. Instead, just separately reconcile the non-GAAP metrics on an individual basis which are used in your earnings release. Please refer to Question 102.10 in the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

George R. Aylward
Virtus Investment Partners, Inc.
July 29, 2016
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at 202-551-3368 or Robert Klein at 202-551-3847 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services